UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

MMA CAPITAL MANAGEMENT, LLC
(Name of Issuer)
Common Stock, NO par valuE PER SHARE
(Title of Class of Securities)
55315D105
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55315D105
(1) Names of Reporting Persons
Halis Family Foundation
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
(3) SEC Use Only
(4) Citizenship or Place of Organization
State of New York
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	362,691*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	362,691*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:
362,691*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
(11) Percent of Class Represented by Amount in Row (9):
5.5%*
(12) Type of Reporting Person (See Instructions):
OO

*Based on 6,552,179 shares of common stock, no par value per share (the "Shares"), of MMA CAPITAL MANAGEMENT, LLC (the "Company"), outstanding as of November 6, 2015, as disclosed in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2015.  As of December 31, 2015, 362,691 Shares are owned by Halis Family Foundation, a New York trust ("Halis").  Jeffrey Halis is the trustee of Halis, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Halis.

Item 1(a). Name Of Issuer:
MMA CAPITAL MANAGEMENT, LLC
Item 1(b). Address of Issuer’s Principal Executive Offices:
621 E Pratt Street Suite 600 Baltimore, Maryland 21202
Item 2(a). Name of Person Filing:
Halis Family Foundation
Item 2(b). Address of Principal Business Office or, if None, Residence:
599 Lexington Avenue Suite 4100 New York, New York 10022
Item 2(c). Citizenship:
State of New York
Item 2(d). Title of Class of Securities:
Common Stock, no par value per share
Item 2(e). CUSIP No.:
55315D105
Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
(a) Amount Beneficially Owned:	362,691*
(b) Percent of Class:	5.5%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	362,691*
(ii) Shared power to vote or to direct the vote:	0*
(iii) Sole power to dispose or to direct the disposition of:	362,691*
(iv) Shared power to dispose or to direct the disposition of:	0*

___________________________

*Based on 6,552,179 shares of common stock, no par value per share (the "Shares"), of MMA CAPITAL MANAGEMENT, LLC (the "Company"), outstanding as of November 6, 2015, as disclosed in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2015.  As of December 31, 2015, 362,691 Shares are owned by Halis Family Foundation, a New York trust ("Halis").  Jeffrey Halis is the trustee of Halis, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Halis.

Item 5. Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016

HALIS FAMILY FOUNDATION

By:	JEFFREY S. HALIS,
its trustee

By:	/s/ Jeffrey S. Halis
Jeffrey S. Halis
Trustee

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)